November 13, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Folake Ayoola

Re:	Paramount Group, Inc.

Registration Statement on Form S-11 (File No. 333-198392)

Request for Acceleration of Effective Date

Dear Ms. Ayoola:

As underwriters of Paramount Group, Inc.’s (the “Company”) proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Time, on November 17, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that the undersigned effected the following approximate distribution of the Company’s Preliminary Prospectus dated November 6, 2014, through the date hereof.

Preliminary Prospectus dated November 6, 2014:

8,602 copies to prospective underwriters, institutional investors, dealers and others.

We were advised on November 13, 2014 by the Corporate Financing Department of the Financial Industry Regulatory Authority, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature on following page]

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By	/s/ Michael A.H. Allong
	Name:	Michael A.H. Allong
	Title:	Authorized Signatory

Morgan Stanley & Co. LLC

By	/s/ Heather Smith
	Name:	Heather Smith
	Title:	Vice President

Wells Fargo Securities, LLC

By	/s/ Elizabeth A. Dichiaro
	Name:	Elizabeth A. Dichiaro
	Title:	Managing Director